Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

July 27, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on June 14, 2015 regarding the Trust’s Post-Effective Amendment No. 414, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 29, 2015 for the purpose of making changes to the investment objective, principal investment strategy and principal risks of the WisdomTree China ex-State-Owned Enterprises Fund (formerly, WisdomTree China Dividend ex-Financials Fund) (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please file a copy of the waiver agreement as an exhibit to the registration statement.

Response: The waiver agreement will be filed as an exhibit to the registration statement.

2.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response: Confirmed. As a practical matter, the Trust does not currently anticipate relying on the “economic characteristics” language to meet its 80% requirement.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai   Frankfurt  Hartford  Houston  London   Los Angeles  Miami  Moscow   New York

Orange  County  Paris  Philadelphia  Pittsburgh  Princeton   San Francisco  Santa Monica  Silicon Valley  Singapore  Tokyo  Washington  Wilmington

Mr. Ed Bartz July 27, 2015 Page 2

3.	Comment: Please replace “includes” with “consists” in the third sentence of the second paragraph of the “Principal Investment Strategies of the Fund” section.

Response: The requested change has been made.

4.	Comment: For the benefit of retail investors, please revise the third paragraph of the “Principal Investment Strategies of the Fund” section to clarify the description of the Index’s weighting scheme as it relates to the calculated volume factor criteria.

Response: The paragraph has been revised as follows:

Securities are weighted in the Index based on a float-adjusted market capitalization, as modified pursuant to certain limitations set forth below. At the time of the Index’s annual screening date, the maximum weight of any security in the Index is capped at 10% and the maximum weight of any one sector in the Index is capped at 30%, subject to the following volume factor adjustments. In response to market conditions and/or the volume factor adjustments discussed below, security and sector weights may fluctuate above their specified caps. After the foregoing methodology screens and weighting mechanisms are applied, each security’s calculated volume factor is determined by dividing the security’s average daily dollar trading volume for the three months preceding the Index screening date by its weight in the Index. In the event that a security has a calculated volume factor that is less than $200 million, such security is deleted from the Index and its weight is allocated pro rata among the remaining component securities. After deleting any such securities, if a component security has a calculated volume factor that is less than $400 million, but $200 million or greater, the company’s weight in the Index will be reduced. The company’s reduced weight is calculated by multiplying the company’s weight in the Index by the fraction of its calculated volume factor divided by $400 million. The reduction in weight is allocated pro rata among the other component securities in the Index.

5.	Comment: Please provide a copy of the Fund’s Index methodology once it is available.

Response: The index methodology was provided to the Staff via email on July 22, 2015.

6.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Mr. Ed Bartz July 27, 2015 Page 3

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, the Trust has added risk disclosure to the “Principal Risks of Investing in the Fund” section for the following sectors each of which constitutes a significant portion of the Index: consumer discretionary, financials and information technology.

7.	Comment: The Staff notes that there are a limited number of firms that act as Authorized Participants for ETFs. Please add “Authorized Participants Concentration Risk” to the Fund’s “Principal Risks of Investing in the Fund” section using the sample disclosure provided below for guidance.

Authorized Participants Concentration Risk: The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”). To the extent that those APs exit the business or are unable to process creation and/or redemption orders, and no other AP is able to step forward to create and redeem in either of these cases, Shares may trade like closed-end fund shares at a discount to NAV and possibly face delisting.

Response: The Trust does not consider the possible exit of APs from the ETF business to be a principal risk of the Fund. However, a discussion of “Authorized Participants Concentration Risk” has been added to the “Additional Non-Principal Risk Information” section in Item 9 of the Prospectus as follows:

Authorized Participants, Market Makers and Liquidity Providers Concentration Risk. The Funds have a limited number of financial institutions that may act as Authorized Participants (“APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Fund shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

8.	Comment: Please revise the Fund’s “Shares of the Fund May Trade at Prices Other Than NAV” risk disclosure or add “International Closed-Market Trading Risk” to the Fund’s “Principal Risks of Investing in the Fund” section using the sample disclosure provided below for guidance.

International Closed-Market Trading Risk: Because the Fund’s underlying securities trade on an exchange that is closed when the securities exchange on which Fund shares list and trade is open, there are likely to be deviations between the current pricing of an underlying security and stale security pricing (i.e., the last quote from its closed foreign market), resulting in premiums or discounts to NAV that may be greater than those experienced by other ETFs.

Mr. Ed Bartz July 27, 2015 Page 4

Response: The “Shares of the Fund May Trade at Prices Other Than NAV” risk in the Summary Prospectus has been revised as follows:

Shares of the Fund May Trade at Prices Other Than NAV. As with all exchange-traded funds (“ETFs”), Fund shares may be bought and sold in the secondary market at market prices. The trading prices of the Fund’s shares in the secondary market generally differ from the Fund’s daily NAV and there may be times when the market price of the shares is more than the NAV (premium) or less than the NAV (discount). This risk is heightened in times of market volatility or periods of steep market declines. Because securities held by the Fund trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, the Fund is likely to experience premiums and discounts greater than those of domestic ETFs.

The “Shares of the Fund May Trade at Prices Other Than NAV” risk in the Item 9 section has also been revised as follows:

Shares of the Fund May Trade at Prices Other Than NAV. As with all ETFs, Fund shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of the shares of a Fund will approximate the Fund’s NAV, there may be times when the market price and the NAV vary significantly, including due to supply and demand of the Fund’s shares and/or during periods of market volatility. Because securities held by a Fund trade on foreign exchanges that are closed when a Fund’s primary listing exchange is open, there are likely to be deviations between the current price of an underlying security and the security’s last quoted price from the closed foreign market. This may result in premiums and discounts that are greater than those experienced by domestic ETFs. Thus, you may pay more (or less) than NAV when you buy shares of a Fund in the secondary market, and you may receive more (or less) than NAV when you sell those shares in the secondary market. If an investor purchases Fund shares at a time when the market price is at a premium to the NAV of the Fund’s shares or sells at a time when the market price is at a discount to the NAV of the Fund’s shares, an investor may sustain losses.

9.	Comment: The Staff notes that companies eligible for inclusion in the Index must have a market capitalization of at least $1 billion. Please include small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section.

Response: The Trust respectfully declines to add the requested disclosure. Although the Index requires a market capitalization of at least $1 billion to be eligible for inclusion, based on the current Index composition, securities of small-capitalization companies are not a principal investment strategy of the Fund. As a result, small-capitalization investing risk is not currently a principal risk of the Fund.

Mr. Ed Bartz July 27, 2015 Page 5

10.	Comment: Please confirm that the Fund is non-diversified based on the Index’s constitution.

Response: The Index’s methodology is silent on diversification and as a result, the Index may or may not, at any given time, be non-diversified depending on its composition. Similarly, the Index’s composition, either currently or due to changes in the future, could cause the Fund to hold a portfolio of securities that would result in the Fund being non-diversified. For this reason, the Trust believes it appropriate to consider the Fund as non-diversified.

11.	Comment: Please confirm supplementally that the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Response: Confirmed.

12.	Comment: For the benefit of retail investors, please revise the Fund’s Item 9 disclosure that describes the Index’s weighting scheme as it relates to the calculated volume factor criteria.

Response: The Item 9 disclosure describing the Index methodology for weighting Index components has been revised to conform to the changes made in the Fund’s “Principal Investment Strategies of the Fund” section, as set forth in response to Comment 4.

13.	Comment: Please revise the second paragraph under “Determination of Net Asset Value” to reflect that “estimates of value furnished by a pricing service or brokers who make markets in such instruments” refers to fair value pricing, not the calculation of net asset value.

Response: The second paragraph under “Determination of Net Asset Value” has been replaced with the following disclosure:

In calculating its NAV, the Fund generally values: (i) equity securities (including preferred stock) traded on any recognized U.S. or non-U.S. exchange at the last sale price or official closing price on the exchange or system on which they are principally traded; (ii) unlisted equity securities (including preferred stock) at the last quoted sale price or, if no sale price is available, at the mean between the highest bid and lowest ask price; and (iii) short-term debt securities with remaining maturities of 60 days or less at current market quotations or mean prices obtained from broker-dealers or independent pricing service providers. In addition, the Fund may invest in money market funds which are valued at their NAV per share and affiliated ETFs which are valued at their last sale or official closing price on the exchange on which they are principally traded.

SAI

14.	Comment: Please disclose in the SAI that if the Fund is a protection seller in credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps. Also, please disclose in the SAI that if the Fund is a protection buyer in credit default swaps, the Fund will cover the total amount of required premium payments plus the pre-payment penalty.

Mr. Ed Bartz July 27, 2015 Page 6

Response: The requested change has not been made because credit default swaps are not included among the types of derivatives described under the Fund’s “Specific Investment Strategies” section.

15.	Comment: The Staff notes that “During Past 5 Years” was deleted from the “Other Directorships Held by Trustee” column of the Trustee and Officer information table. Please re-insert this language to confirm the information is responsive to Item 17(b)(3)(ii) of Form N-1A.

Response: The requested change has been made.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	Ryan Louvar, Esq.

W. John McGuire, Esq.

Kathleen Long, Esq.

Beau Yanoshik, Esq.